Envirotech Vehicles, Inc.

December 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:  Acceleration Request for Envirotech Vehicles, Inc. Registration Statement on Form S-1/A filed December 6, 2024 (File No. 333-282961)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Envirotech Vehicles, Inc. hereby requests that the effective date and time for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on December 11, 2024, or as soon thereafter as is practicable.

Very truly yours, Envirotech Vehicles, Inc. By: /s/ Franklin Lim Name: Franklin Lim Title: Chief Financial Officer

cc:	Michael A. Hedge, Esq. K&L Gates LLP